

Mail Stop 4720

March 31, 2016

Rami Zigdon
Chief Executive Officer
Todos Medical Limited
1 Hamada Street
Rehovot, Israel

> **Re:     Todos Medical Limited**
> **Registration Statement on Form F-1**
> **Filed March 18, 2016**
> **File No. 333-209744**

Dear Mr. Zigdon:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our Company, page 6

1.     We refer to your response to our comment 1 and your corresponding revised disclosures regarding training your technology to specific populations. You state that prior to the first clinical trial, you already have an "established baseline of what the results should be." Please briefly disclose how you determined this established baseline. Please update any corresponding disclosures.

2.     We refer to your revised disclosure in the 13th paragraph under this heading referring to your potential promotion and commercialization of your products in Israel. Please update

your disclosures here and elsewhere as appropriate to discuss the regulatory approvals required for Israel.

Management
Todos Medical Ltd. 2015 Share Option Plan, page 68

3.      We refer to your updated disclosures regarding the January option grants. Please also disclose the expiration date of the options granted to your management. See Item 4 of Form F-1 and Item 6.B.1. of Form 20-F.

Part II
Exhibit Index
Exhibit 5.1

4.      Please obtain and file a revised legal opinion that uses the present tense with respect to matters relating to the ordinary shares, which are outstanding securities.

Signatures

5.      Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures of Form F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mary Mast at 202-551-3613 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters.  Please contact Dorrie Yale at 202-551-8776 or James Lopez, Legal Branch Chief, at 202-551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Gregg E. Jaclin, Esq.